UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Impac Mortgage Holdings, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

45254P508

(CUSIP number)

2/28/2023

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(1)	Names of reporting persons Camac Fund, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware, United States of America

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 4,923,880
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 4,923,880

(9)	Aggregate amount beneficially owned by each reporting person 4,923,880
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 13.5%
(12)	Type of reporting person (see instructions) PN

(1)	Names of reporting persons Camac Partners, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware, United States of America

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 4,923,880
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 4,923,880

(9)	Aggregate amount beneficially owned by each reporting person 4,923,880
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 13.5%
(12)	Type of reporting person (see instructions) OO

(1)	Names of reporting persons Camac Capital, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware, United States of America

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 4,923,880
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 4,923,880

(9)	Aggregate amount beneficially owned by each reporting person 4,923,880
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 13.5%
(12)	Type of reporting person (see instructions) OO

(1)	Names of reporting persons Eric Shahinian
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware, United States of America

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 4,923,880
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 4,923,880

(9)	Aggregate amount beneficially owned by each reporting person 4,923,880
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 13.5%
(12)	Type of reporting person (see instructions) IN

Item 1 (a).	Name of Issuer: Impac Mortgage Holdings, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

19500 Jamboree Road

Irvine, CA 95612

Item 2 (a).	Name of Person Filing:

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13G with respect to the Common Stock filed with the Securities and Exchange Commission on November 3, 2022, by Camac Fund, LP, a Delaware limited partnership (“Camac Fund”), Camac Partners, LLC, a Delaware limited partnership (“Camac Partners”), Camac Capital, LLC, a Delaware limited liability company (“Camac Capital”), and Eric Shahinian. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Information reported in the Schedule 13G remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13G. All references in the Schedule 13G and this Amendment to the “Statement” will be deemed to refer to the Schedule 13G as amended and supplemented by this Amendment.

Camac Partners is the investment manager of Camac Fund. Camac Capital is the general partner of Camac Fund and the managing member of Camac Partners. Mr. Shahinian is the managing member of Camac Capital. By virtue of these relationships, each of Camac Fund, Camac Partners, Camac Capital, and Eric Shahinian may be deemed to beneficially own the Shares (as defined below) owned by Camac Fund.

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Camac Fund, Camac Partners, Camac Capital and Eric Shahinian is 350 Park Avenue, 13th Floor, New York, NY 10022.

Item 2 (c).	Citizenship:

Camac Fund, Camac Partners, and Camac Capital were organized, associated or formed under the laws of the State of Delaware. Eric Shahinian is a citizen of the United States of America.

Item 2 (d).	Title of Class of Securities: Common Stock

Item 2 (e).	CUSIP No: 45254P508

Item 3.	If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

a.	☐ Broker or dealer registered under Section 15 of the Act;
b.	☐ Bank as defined in Section 3(a)(6) of the Act;
c.	☐ Insurance company as defined in Section 3(a)(19) of the Act;
d.	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;
e.	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f.	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
g.	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
j.	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
k.	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

On February 28, 2023, Camac Fund directly held 4,923,880 shares of the Common Stock of the Company.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 36,568,876 shares of Common Stock issued and outstanding as of February 28, 2023, as reported to representatives of Camac Fund by the management of Impac Mortgage Holdings, Inc. All shares of Impac Mortgage Holdings, Inc. are held directly by Camac Fund, and may be deemed to be beneficially owned by Camac Capital, Camac Partners and Mr. Shahinian. Mr. Shahinian disclaims beneficial ownership of the shares held directly by Camac Fund.

Camac Fund

(a)	Amount Beneficially Owned: 4,923,880 shares
(b)	Percent of Class: 13.5%
(c)	Number of Shares as to which Such Person has:

(i)	sole power to vote or to direct the vote 0 shares

(ii)	shared power to vote or to direct the vote 4,923,880 shares

(iii)	sole power to dispose or to direct the disposition of 0 shares

(iv)	shared power to dispose or to direct the disposition of 4,923,880 shares

Camac Partners

(a)	Amount Beneficially Owned: 4,923,880 shares

(b)	Percent of Class: 13.5%

(c)	Number of Shares as to which Such Person has:

(i)	sole power to vote or to direct the vote 0 shares

(ii)	shared power to vote or to direct the vote 4,923,880 shares

(iii)	sole power to dispose or to direct the disposition of 0 shares

(iv)	shared power to dispose or to direct the disposition of 4,923,880 shares

Camac Capital

(a)	Amount Beneficially Owned: 4,923,880 shares

(b)	Percent of Class: 13.5%

(c)	Number of Shares as to which Such Person has:

(i)	sole power to vote or to direct the vote 0 shares

(ii)	shared power to vote or to direct the vote 4,923,880 shares

(iii)	sole power to dispose or to direct the disposition of 0 shares

(iv)	shared power to dispose or to direct the disposition of 4,923,880 shares

Eric Shahinian

(a)	Amount Beneficially Owned: 4,923,880 shares

(b)	Percent of Class: 13.5%

(c)	Number of Shares as to which Such Person has:

(i)	sole power to vote or to direct the vote 0 shares

(ii)	shared power to vote or to direct the vote 4,923,880 shares

(iii)	sole power to dispose or to direct the disposition of 0 shares

(iv)	shared power to dispose or to direct the disposition of 4,923,880 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2023

Camac Fund, LP

By: Camac Capital, LLC,
its general partner

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Managing Member of the GP

Camac Partners, LLC

By: Camac Capital, LLC,
its general partner

By:	/s/ Eric Shahinian
Eric Shahinian
Managing Member of the GP

Camac Capital, LLC

By:	/s/ Eric Shahinian
Eric Shahinian
Managing Member

By:	/s/ Eric Shahinian
Eric Shahinian

EXHIBIT INDEX

Exhibit A - Joint Filing Agreement dated November 4, 2022, by and between Camac Fund, Camac Partners, Camac Capital and Eric Shahinian.

Exhibit A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement of Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement of Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: November 4, 2022.

Camac Fund, LP

By: Camac Capital, LLC,
its general partner

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Managing Member of the GP

Camac Partners, LLC

By: Camac Capital, LLC,
its general partner

By:	/s/ Eric Shahinian
Eric Shahinian
Managing Member of the GP

Camac Capital, LLC

By:	/s/ Eric Shahinian
Eric Shahinian
Managing Member

By:	/s/ Eric Shahinian
Eric Shahinian